UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

Date of Report: July 17, 2013

Commission File Number: 001-33701

Fly Leasing Limited

(Exact Name of registrant as specified in its charter)

West Pier

Dun Laoghaire

County Dublin, Ireland

(Address of principal executive office)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On July 11, 2013, Fly Leasing Limited (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Morgan Stanley & Co. LLC, Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and RBC Capital Markets, LLC, as representatives (the “Representatives”) of the several underwriters named therein (the “Underwriters”), relating to an underwritten public offering of 11,428,571 American Depositary Shares (the “ADSs”), each representing one common share, par value $0.001 per share, of the Company. The offering price to the public was $14.00 per ADS, and the Underwriters purchased the ADSs pursuant to the Underwriting Agreement at a price of $13.16 per ADS. Under the terms of the Underwriting Agreement, the Company granted the Underwriters a 30-day option to purchase up to an additional 1,714,285 ADSs. Certain directors and officers of the Company and BBAM LP purchased 142,857 of the ADSs at the public offering price, and the Company did not pay underwriting discounts or commissions on the sale of such ADSs. The offering closed on July 17, 2013.

The net proceeds to the Company were approximately $150.0 million, after deducting the underwriters’ discounts and commissions and offering expenses payable by the Company. The Company intends to use the net proceeds from the offering for general corporate purposes, including the acquisition of aircraft.

The ADSs were issued pursuant to the Company’s effective shelf registration statement on Form F-3 (No. 333-186089), which was previously filed with the Securities and Exchange Commission (the “SEC”) on January 18, 2013 and declared effective by the SEC on February 7, 2013.

Pursuant to the Underwriting Agreement, the Company agreed, subject to certain exceptions, not to offer, issue or sell any ADSs or common shares or securities convertible into or exercisable or exchangeable for ADSs or common shares for a period of ninety (90) days following the offering without the prior written consent of the Representatives.

A copy of the Underwriting Agreement is attached hereto as Exhibit 1.1 and is incorporated herein by reference. The foregoing description of the material terms of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit. In addition, the attached Underwriting Agreement is only intended to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about the Company. The representations, warranties and covenants contained in the Underwriting Agreement were made only for purposes of the Underwriting Agreement and as of specific dates, were solely for the benefit of the parties to the Underwriting Agreement, and may be subject to limitations agreed upon by the contracting parties.

A copy of the legal opinion and consent of Conyers Dill & Pearman Limited relating to the common shares represented by the ADSs is attached hereto as Exhibit 5.1.

Exhibits:

1.1	Underwriting Agreement dated July 11, 2013

5.1	Opinion of Conyers Dill & Pearman Limited

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fly Leasing Limited
(Registrant)
July 17, 2013	By:	/s/ Colm Barrington
Colm Barrington
Chief Executive Officer and Director

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